FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

dated March 25, 2011

Commission File Number 1-15148

BRF–BRASIL FOODS S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of Registrant’s Name)

760 Av. Escola Politecnica
Jaguare 05350-000 Sao Paulo, Brazil
(Address of principal executive offices) (Zip code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

BRF – BRASIL FOODS S.A.

PROPOSAL OF THE BOARD OF DIRECTORS TO THE ORDINARY AND EXTRAORDINARY GENERAL MEETING TO BE HELD ON APRIL 29, 2011.

Dear Shareholders,

The Board of Directors of BRF – Brasil Foods S.A. wishes to present Shareholders with the following proposals, the purpose of a deliberation in an Ordinary and Extraordinary General Meeting of the Company, to be held on April 29, 2011:

  To approve the following appropriation of Net Profit for Fiscal Year 2010:

Net Income for the Fiscal Year	R$ 804,105,826.29
Adjustment for adoption of IFRS	(R$ 204,607,272.52)
Net Profit to be appropriated	R$ 599,498,553.77
Legal Reserve	R$ 40,205,291.31
Value appropriated to Interest on Capital	R$ 262,500,000.00
Reserve for Capital Increase	R$ 119,899,710.75
Reserve for Expansion	R$ 176,893,551.71

Total Amount Distributed	R$ 599,498,553.77

(Attachment 9-1-II, pursuant to CVM Instruction 481)

2. To ratify the decision of the Board of Directors, ad referendum of the General Meeting, approving the payment of R$ 262,500,000.00 (two hundred and sixty-two million, five hundred  thousand Reals), equivalent to R$ 0.30124415 per share of the free float, subject to withholding tax of 15%, with the exception of those shareholders immune/exempt, on the 870,184,866 shares issued, in the form of interest on capital, pay-out having been made on August 27, 2010 (R$ 0.061136430 per share) and on February 24, 2011 (R$ 0.24010772 per share). The amount distributed to the shareholders, for fiscal year 2010, represented 32.64% of net adjusted income for the fiscal year, pursuant to Article 202 of Law 6.404/76, for the purposes of the mandatory dividend.

3. Election of the Board of Directors. Pursuant to CVM Instructions 165 and 282, the minimum percentage participation in the voting capital necessary for requesting the adoption of the multiple voting system is 5%. (Attachment 24, items 12.6 to 12.10, pursuant  to CVM Instruction 480)

Effective Members
Nildemar Secches – Chairman
Paulo Assunção de Souza – Vice-Chairman
Decio da Silva
Luis Carlos Fernandes Afonso
Luiz Fernando Furlan
Manoel Cordeiro Silva Filho
Walter Fontana Filho
Allan Simões Toledo
José Carlos Reis de Magalhães
Pedro de Andrade Faria

Alternate Members

Wang Wei Chang

João José Caiafa Torres

Gerd Edgar Baumer

Susana Hanna Stiphan Jabra

Roberto Faldini

Mauricio da Rocha Wanderley

Eduardo Fontana d´Avila

Heloisa Helena Silva de Oliveira

Eduardo Silveira Mufarej

Marcelo Guimarães Lopo Lima

BRF – BRASIL FOODS S.A.

4. To elect the members of the Fiscal Council/Audit Committee – Term of Office: Until the date of the OGM/EGM of 2012. (Attachment 24, items 12.6 to 12.10, in accordance with CVM Instruction 480)

Effective Members Attilio Guaspari Manuela Cristina Lemos Marçal Decio Magno Andrade Stochiero	Alternate Members Agenor Azevedo Santos Paola Rocha Ferreira Tarcisio Luiz Silva Fontenele

5. To approve the total and aggregate compensation for the Members of Management of the BRF - Brasil Foods Companies in the amount of up to R$ 33 million, including additional compensation in the month of December 2010, in the amount corresponding to one month’s salary.   (Attachment 13, pursuant to CVM Instruction 481)

This is what the Board of Directors has to propose and trusts will be examined and approved by the shareholders.

The Company’s shareholders interested in accessing the information or  clarifying doubts with respect to the aforementioned proposals should contact the Investor Relations area of the Company by calling +55 (11) 2322-5061/5050/5048/5049/5051/5052/5037 or via e-mail: acoes@brasilfoods.com. All documents pertinent to this Meeting are available to the shareholders in the site: www.brasilfoods.com/ri.

São Paulo (SP), March 24, 2011.

NILDEMAR SCCHES Co-Chairman CARLOS ALBERTO CARDOSO MOREIRA FRANCISCO FERREIRA ALEXANDRE LUÍS CARLOS FERNANDES AFONSO RAMI NAUM GOLDFAJN WALTER FONTANA FILHO	LUIZ FERNANDO FURLAN Co-Chairman DÉCIO DA SILVA JOÃO VINICIUS PRIANTI MANOEL CORDEIRO SILVA FILHO ROBERTO FALDINI

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:   March 25, 2011

By:	/s/ Leopoldo Viriato Saboya

	Name:	Leopoldo Viriato Saboya
	Title:	Financial and Investor Relations Director